Exhibit 99.1

PRESS RELEASE

For Immediate Release

AVIANCA ANNOUNCES SATISFACTION OF CONDITIONS FOR

AUTOMATIC MANDATORY EXCHANGE OF 8.375% SENIOR SECURED NOTES DUE 2020

FOR 9.00% SENIOR SECURED NOTES DUE 2023

December 12, 2019 – Avianca Holdings S.A. (the “Company”) announced, on December 9, 2019, that all conditions to consummate the automatic mandatory exchange (the “Mandatory Exchange”) of all US$484,419,000 aggregate principal amount of its issued and outstanding 8.375% Senior Secured Notes due 2020 (the “Existing Notes”) for an equivalent principal amount of 9.00% Senior Secured Notes due 2023 (the “New Notes”) have been satisfied. Accordingly, the Mandatory Exchange will occur on December 31, 2019 in accordance with the terms of the indenture governing the Existing Notes. Upon consummation of the Mandatory Exchange, holders of the Existing Notes will be paid accrued and unpaid interest, in cash, on the Existing Notes to, but not including, December 31, 2019. The Company understands that the New Notes will become eligible for TRACE for purposes of trade reporting.

For further information, please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings, S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability, and 4) repositioning of non-strategic assets. Last May 24th, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.